SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

     (Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For fiscal year ended December 31, 2001

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the transition period from            to

Commission file number 1-6262

A.    Full title of the plan and the address of the plan,
      if different from that of the issuer named below:

BP PARTNERSHIP SAVINGS PLAN

200 East Randolph Drive
Chicago, Illinois 60601

B.    Name of issuer of the securities held pursuant to
      the plan and the address of its principal executive
      office:

BP p.l.c.
  Britannic House
1 Finsbury Circus
London EC2M 7BA England

SIGNATURE

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                BP Partnership Savings Plan

                                By Plan Administrator

Date: June 27, 2002             /s/ Donald E. Packham
                                Donald E. Packham
                                Senior Vice President of Human Resources
                                BP Corporation North America Inc.

REPORT OF INDEPENDENT AUDITORS

To the Investment Committee of BP Corporation North America Inc.

We have audited the accompanying statements of assets available for benefits of the BP Partnership Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in assets available for benefits for the year ended December 31, 2001.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                     ERNST & YOUNG LLP

Chicago, Illinois
June 21, 2002

EIN 36-1812780
Plan 051

BP PARTNERSHIP SAVINGS PLAN

____________________

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

(thousands of dollars)

	December 31,
	2001	2000

Investment in the BP Master Trust
for Employee Savings Plans	$ 10,477	$ 10,579

Assets available for benefits	$ 10,477	$ 10,579

The accompanying notes are an integral part of these statements.

EIN 36-1812780
Plan 051

BP PARTNERSHIP SAVINGS PLAN

____________________

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2001

(thousands of dollars)

Additions of assets attributed to:
Participant contributions	$ 935
Company contributions	399
Transfer of assets from the BP DirectSave Plan	5

Total additions	1,339

Deductions of assets attributed to:
Net investment loss - BP Master Trust
for Employee Savings Plans	(248)
Distributions to participants	(1,149)
Transfer of assets to the BP Employee Savings Plan	(40)
Administrative expenses	(4)

Total deductions	(1,441)

Net decrease in assets during the year	(102)
Assets available for benefits:

Beginning of year	10,579

End of year	$ 10,477

The accompanying notes are an integral part of this statement.

BP PARTNERSHIP SAVINGS PLAN

____________________

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

BP America Inc. (the "Company") established the BP America Partnership Savings Plan (the "Plan") effective April 1, 1988. The Company is an indirect wholly owned subsidiary of BP p.l.c. ("BP").  The Plan was amended and restated effective April 7, 2000 and its name was changed to the BP Amoco Partnership Savings Plan.  In October 2000, the name was changed to the BP Partnership Savings Plan. Effective January 1, 2002, the Plan was amended and restated to conform to recent changes in the Internal Revenue Code ("IRC").

The following brief description of the Plan is provided for general information only. Unless otherwise indicated, all descriptions in these notes relate to the Plan, as it existed in 2001.  Participants should refer to the Plan document for more complete information.  The Plan is a defined contribution plan, which is subject to and complies with the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company reserves the right to amend or terminate the Plan at any time.

The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both participant contributions and Company matching contributions will be held in a trust by an independent trustee for the benefit of participating employees.  Plan assets were held in the BP Master Trust for Employee Savings Plans (the "Master Trust"). The trustee of the Master Trust is State Street Bank and Trust Company.

Fidelity Investments Institutional Services Company, Inc. is the Plan's recordkeeper.  BP Corporation North America Inc. (a wholly owned subsidiary of the Company) is the Plan sponsor and the Senior Vice President of Human Resources is the Plan administrator.

Under the Plan, participating employees may contribute up to a certain percentage of their qualified pay on a pre-tax and/or after-tax basis. Participants may elect to invest in numerous investment fund options as provided by the Plan. Participants may change the percentage they contribute and the investment direction of their contributions at any time throughout the year.  A specified portion of the employee contribution, up to a maximum of 3 percent, is matched by the Company in the form of cash contributions, which are initially invested in the BP Stock Fund.  Participants  may  elect  to  sell any

BP PARTNERSHIP SAVINGS PLAN

____________________

NOTES TO FINANCIAL STATEMENTS (continued)

1. DESCRIPTION OF PLAN (continued)

portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. There are no restrictions on the number of transactions a participant may authorize during the year

The benefit to which a participant is entitled is the benefit which can be provided by the participant's vested account balance. Participants are fully vested in their participant contribution accounts. Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeitures of Company contributions by participants who withdrew from the Plan before vesting amounted to $52,000 in 2001 and $49,000 in 2000. The Plan uses forfeitures to pay certain administrative expenses and to reduce future Company contributions.

All reasonable and necessary Plan administrative expenses are paid out of the Master Trust or paid by the Company. Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds.  As a result, the returns on those investments are net of the fees and expenses of the managers of those investment options and certain other brokerage commissions and other fees and expenses incurred in connection with those investment options.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting.  The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect certain reported amounts. Actual results may differ in some cases from the estimates.

Investment Valuation.  All investments of the Master Trust, except as noted below, are stated at fair value generally as determined by quoted closing market prices, if available.  Investments in guaranteed investment contracts and synthetic guaranteed investment contracts are valued at contract value because they are fully benefit responsive.  The Master Trust's interest in the guaranteed investment contracts and synthetic guaranteed investment contracts with managed portfolio companies and insurance companies represents the maximum potential credit loss from concentrations of credit risk associated with its investment in these contracts.  Money market investments and loans to

BP PARTNERSHIP SAVINGS PLAN

____________________

NOTES TO FINANCIAL STATEMENTS (continued)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

participants are valued at cost which approximates fair value. Other investments for which no quoted market prices are available are valued at fair value as determined by the Trustee based on the advice of its investment consultants.

New Accounting Standard.  The Master Trust adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") on January 1, 2001. SFAS 133 requires the recognition of gains and losses associated with derivative instruments as a change in net assets in the period of change. The adoption of SFAS 133 did not have a material impact on the financial statements of the Plan or the Master Trust.

3.  PARTICIPANT LOANS

Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months.   Interest rates are fixed for the duration of the loan and charged on the unpaid balance. The interest rate charged is one percent plus the prime rate as reported by The Wall Street Journal, on the last business day of the calendar quarter immediately preceding the calendar quarter in which the participant applies for the loan. A processing fee of $35 is charged for each new loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.

4.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated February 5, 1996, with respect to its qualified status under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. However, administrator and the Company's tax counsel believe the Plan continues to meet the applicable tax qualification requirements of the IRC. The Plan sponsor reserves the right to make any amendments necessary to maintain the qualification of the Plan and trust.

BP PARTNERSHIP SAVINGS PLAN

____________________

NOTES TO FINANCIAL STATEMENTS (continued)

5.  MASTER TRUST

All investment assets of the Plan are held in the Master Trust with the assets of other BP sponsored savings plans.

The beneficial interest of the plans in the Master Trust is adjusted daily to reflect the effect of income collected and accrued, realized and unrealized gains and losses, contributions and withdrawals, and all other transactions.  The Master Trust constitutes a single investment account as defined in the master trust reporting and disclosure rules and regulations of the Department of Labor.

As of December 31, 2001 and December 31, 2000, the Plan's percentage interest in the Master Trust was 0.13% and 0.12%, respectively.  The net assets of the Master Trust as of December 31, 2001, and December 31, 2000, and changes in net assets of the Master Trust for the year ended December 31, 2001 are as follows:

NET ASSETS

(thousands of dollars)

	December 31,
	2001	2000
Investments
BP p.l.c. American Depositary Shares
("BP ADSs")	$ 3,418,625	$ 3,641,986
Registered investment companies	1,474,857	1,537,818
Common collective trust funds	1,234,037	1,440,725
Money market investments	952,589	975,241
Synthetic guaranteed investment contracts	589,923	636,041
Guaranteed investment contracts	92,876	108,875
Loans to participants	119,675	134,779
Government-backed obligations	-	5,037
Other	-	2,941

Total investments	7,882,582	8,483,443

Dividends and interest receivable	5,612	5,424
Contributions receivable	190	190

Total assets	7,888,384	8,489,057

Operating payables	(1,304)	(1,137)

Net assets	$ 7,887,080	$ 8,487,920

BP PARTNERSHIP SAVINGS PLAN

___________________

NOTES TO FINANCIAL STATEMENTS (continued)

5.  MASTER TRUST (continued)

CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2001
(thousands of dollars)

Additions of assets attributed to:
Participant contributions	$ 192,409
Rollover contributions	97,539
Company contributions	125,783
Net realized and unrealized appreciation
(depreciation) in fair value of investments:
BP ADSs	29,129
Registered investment companies	(214,172)
Common collective trust funds	(96,120)
Interest and dividends	40,073
Transfer of assets from other BP sponsored
savings plans	1,133
Transfer of assets from savings plans sponsored
by other entities:
Olympic Pipe Line Company	1,323
Exxon Mobil Corporation	740

Total additions	177,837

Deductions of assets attributed to:
Distributions to participants	(774,729)
Administrative expenses	(1,719)
Transfer of assets to savings plan
sponsored by other entities:
Tesoro Petroleum Corporation	(2,229)

Total deductions	(778,677)

Net decrease in assets during the year	(600,840)

Net assets
Beginning of year	8,487,920

End of year	$ 7,887,080

BP PARTNERSHIP SAVINGS PLAN

___________________

NOTES TO FINANCIAL STATEMENTS (continued)

5.  MASTER TRUST (continued)

As the result of BP becoming the operator for the Olympic Pipe Line Company, employees of Olympic Pipe Line had the option to keep their account balance in the Olympic Pipe Line Employee Savings Plan or to transfer their account balance to the BP Employee Savings Plan.  On October 1, 2001 net assets of $1.3 million were transferred to the BP Employee Savings Plan.

On May 2, 2001, BP acquired certain assets from the Exxon Mobil Corporation.  BP provided affected employees with the option to transfer their account balance into the BP Employee Savings Plan.  In 2001, net assets totaling $.7 million were transferred to the BP Employee Savings Plan.

During 2001, BP sold two refineries and certain related assets to Tesoro Petroleum Corporation. As a result, net assets of $2.2 million were transferred from the BP Employee Savings Plan to a savings plan sponsored by Tesoro.

6. SUBSEQUENT EVENT

Effective January 1, 2002, the plan was amended to allow participants to contribute up to 100% of their qualified pay, not to exceed IRS limits and to provide for additional catch-up contributions for participating employees who attain age 50 before the end of the applicable Plan year.

BP PARTNERSHIP SAVINGS PLAN

___________________

Exhibits

Exhibit No.                Description

23                         Consent of Independent Auditors